Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-123528
(Supplementing Preliminary Prospectus Supplement Dated March 30, 2006)
PHI, Inc.
Free Writing Prospectus Dated April 5, 2006
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement dated March 30, 2006 and the accompanying prospectus dated March 31, 2005 (including the documents incorporated by reference therein).

     Although PHI, Inc. (the “Company”) does not normally provide guidance, based on a preliminary review of results for the quarter ended March 31, 2006, the Company expects that its earnings per share for such quarter will be approximately $0.15 — $0.18 per share (based on approximately 10.4 million shares of common stock currently outstanding), with EBITDA for the quarter of approximately $15 — $17 million.
     The Company defines EBITDA as income from continuing operations before depreciation and amortization, interest expense and income taxes. The Company’s management believes that EBITDA is commonly used as an analytical indicator within its industry and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing the Company’s financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement for this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling UBS Investment Bank toll free at 1-800-223-3006.